Exhibit 99.1

AGM Q4 2010 Corporate Presentation ASX:PGL OTC:PGLA www.progen-pharma.com Improving cancer patients’ lives Sue MacLeman Chief Executive Officer suem@progen-pharma.com Creating long term stakeholder value by delivering novel cancer therapeutics

Forward Looking Statements This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of muparfostat (PI-88), PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. Sue MacLeman suem@progen-pharma.com +61 437 211 200 2

Company Overview

Company Genesis

- Progen Pharmaceuticals Ltd is a publicly listed clinical stage oncology drug development company
- Our core focus is the development of anti-angiogenesis and anti-metastatic products. This dual mechanism therapeutic approach focuses on controlling both tumour growth and spread.

2010 Company Highlights

- New team, in depth strategic review of operations, plan to rebuild the company
- Muparfostat (PI-88) licensed to Medigen Biotechnology Corporation (Taipei, Taiwan) who have recently submitted an updated Special Protocol Assessment to FDA. PI-88 to be manufactured by Progen subsidiary PharmaSynth Pty Ltd
- Company turned its core focus to dual mechanism oncology drugs and commenced an attractive divestment programme containing oncology epigenetics and anti-proliferation compounds
- PG545 Phase I clinical trial to start ahead of schedule

Company Structure


THE PROGEN GROUP OF COMPANIES
Progen Pharmaceuticals Limited
Progen Pharmaceuticals, Inc
PharmaSynth Pty Ltd

Industry Leading Management Team	
Ms Sue MacLeman	Chief Executive Officer
Mr Paul Dixon	General Manager Finance & Company Secretary
Dr Ian Bytheway	Director Research & Development
Dr Keith Dredge	Director Preclinical Development
Mr Darryn Bampton	Director Regulatory Affairs & Clinical Development
Ms Fleur Lankesheer	Director Legal & Business Development
Mr Les Tillack	Chief Executive Officer, PharmaSynth

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200
PROGEN PHARMACEUTICALS 3

Pipeline

Progen has a strong pipeline of innovative anti-angiogenesis and anti-metastatic compounds, each at different stages of development, providing a strong platform for future growth. The status of compounds in our pipeline is illustrated below.



COMPOUND
EARLY DISCOVERY
LATE DISCOVERY
EARLY PRECLINICAL
LATE PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
NDA
Muparfostat Post-resection HCC
(Partnered)
Muparfostat Metastic Melanoma
(Partnered)
PG545
Heparanase Program
PG11047 Monotherapy
PG11047 Combo
PG11100 Series
LSD1 Series
Epigenetics Discovery

N.B. Progen is currently looking for divestment opportunities for PG11047, PG11100, LSD1 and Epigenetics Discovery assets

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200

PROGEN PHARMACEUTICALS

4

Heparanase as a Target Heparanase is the only enzyme capable of cleaving heparan sulfate – a critical component of the extracellular matrix Degradation of heparan sulfate by heparanase is an important step in angiogenesis, metastasis and inflammation Heparanase inhibition is an important component of the activity observed for both PI-88 and PG545

Muparfostat (PI-88) Phase III Lead compound from our proprietary heparan sulfate platform moving to Phase III in post resection liver cancer First in class heparanase inhibitor with cytostatic action: Anti-angiogenic and anti-metastatic agent Protected by patents in all key markets Conducted under a company-sponsored IND with the US FDA API manufactured at our Brisbane manufacturing facility with very competitive API cost of goods License to GTB terminated returning this asset to Progen Pharmaceuticals License and Collaboration Agreement Medigen - June 2010 nature medicine VOLUME 5 NUMBER 7 JULY 1999 http://medicine.nature.com Pro-metastic heparanase Tissue engineering using gene activated matrixes Brain structural changes in headache Self-replicating RNA cancer vaccines Protective effects of C5a blockade in sepsis Interleukin-4 targets toxins to Kaposi’s tumors 6

Medigen /Progen Deal terms The specific details of the agreement are confidential for commercial reasons. Exclusive worldwide License and Collaboration agreement with sub license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. Royalty rate is a low double digit rate in territories where there is a valid patent and high single digit in territories where there is not. In additional to royalty payments there are milestones in place at the following time points: when regulatory approval is obtained for commencement of the Phase III trial when the Phase III trial is commenced when the Phase III trial is completed when regulatory approval is in place for the product to be marketed There are also additional milestones based on follow up market approvals. Progen will also be contracted to manufacture the clinical trial material. 7

PG545 – Phase 1 Mode of Action PG545 is a heparan sulfate mimetic with a dual mechanism of action that targets inhibition of tumour angiogenesis and metastasis which are critical processes in cancer (Fig1). Heparanase Upregulation Heparanase upregulation correlates with increased tumour vascularity and poor postoperative survival of cancer patients. PG545 potently inhibits the enzymatic activity of heparanase which in turn prevents cleavage of heparan sulfate (HS) chains and growth factor (GF) release. Local and Metastatic Spread Heparanase is involved in the breakdown of extracellular matrices, a critical step in the metastatic process. Tumour Vascularisation For many HS-binding growth factors (e.g. FGF and VEGF), the interactions between the growth factor, HS and receptor (RTK) are critical for efficient cell signaling necessary for angiogenesis. PG545 blocks the growth factor which prevents the formation of the HS-GF-RTK complex necessary for angiogenesis. Thus PG545 can limit the binding of the growth factors produced for example, by tumour cells, to their respective receptors. Fig 1 PG-545 Heparan Sulfate Mimicry Heparanase Inhibition Blocks breakdown of extracellular matrix Angiogenic Growth Factor Inhibition (incl. VEGFs, FGFs) via interaction with the heparan sulfate-binding domain Angiogenesis, Metastasis & Inflammation Angiogenesis Sue MacLeman suem@progen-pharma.com +61 437 211 200 Vital Stats PG545 is a proprietary compound developed from an in-house rational drug discovery programme which is protected by patent applications in all key markets. PG545 is a single molecular entity, unlike similar classes of agents such as PI-88 (Progen) and M-402 (Momenta), with fully synthetic manufacture and low CoGs. Initially indicated for advanced cancer patients with solid tumours. Has a favourable target product profile. Convenient once-weekly parenteral dosing schedule and will be able to be administered in an out-patient setting. PI-88 is the first in class heparanase inhibitor, PG545 is potentially the best-in-class with superior drug like properties. 8

PG545: Promising Preclinical Results Fig 2: PG545 Inhibits Angiogenesis In vivo in the AngioSponge™ model following both daily and twice-weekly doses similar to tyrosine kinase inhibitor Sorafenib (Nexavar®) Fig 3: PG545 inhibits spontaneous metastasis in tumour models in which Sorafenib is not effective Mean CD31 Count 0 5 10 15 20 25 Control - FGF2 Control + FGF2 PG545 15 mg/kg 1x daily PG545 25 mg/kg 2x weekly Sorafenib 60 mg/kg 1x daily ** ** ** Breast Cancer model (4T1) Vehicle Control PG545 – 15mg/kg, 2x wk (TGI = 30%) PG545 – 20mg/kg, 2x wk (TGI = 66%) PG545 – 25mg/kg, 2x wk (TGI = 95%) Sorafenib – 60mg/kg, 1x daily No. of Lung Metastases 0 5 10 15 20 25 30 * *** Lewis Lung Carcinoma Vehicle Control PG545 – 20mg/kg, once only (TGI = 63%) PG545 – 20mg/kg, 1x wk (TGI = 96%) Sorafenib – 60mg/kg, 1x daily No. of lung metastasis 0 0.5 1 1.5 2 2.5 3 3.5 ** Sue MacLeman suem@progen-pharma.com +61 437 211 200 9

PG545: Commercialisation Strategy

- Cancer is a leading cause of death worldwide and every 29 seconds someone will hear "I'm sorry, you have cancer". Progen focuses its activities on novel treatments for cancer, an area of significant and growing unmet need.

PG545 Competitive Advantage

- Extending cancer patients' lives - unlike other anti-angiogenesis and tyrosine kinase inhibitors, PG545 prevents rather than accelerates metastasis.
- Multiple oncology indications possible.
- Progen intends to bring PG545 to market through strategic alliances and partnerships with experienced oncology biotechnology and pharmaceutical companies.

Accelerated Metastasis after Short-Term Treatment with a Potent Inhibitor of Tumor Angiogenesis

John M.L. Ebos,[1,2] Christina R. Lee,[1] William Cruz-Munoz,[1] Georg A. Bjarnason,[3] James G. Christensen,[4] and Robert S. Kerbel[1,2,*]
[1]Molecular and Cellular Biology Research, Sunnybrook Health Sciences Centre, Toronto, ON M4N 3M5, Canada
[2]Department of Medical Biophysics, University of Toronto, Toronto, ON M5G 2M9, Canada
[3]Sunnybrook Odette Cancer Centre, Toronto, ON M5G 2M9, Canada
[4]Pfizer Global Research and Development, La Jolla Labs, La Jolla, CA 92121, USA

Silencing or Fueling Metastasis with VEGF Inhibitors: Antiangiogenesis Revisited

Sonja Loges,[1,2] Massimiliano Mazzone,[1,2] Philipp Hohensinner,[1,2] and Peter Carmeliet[1]
[1]Vesalius Research Center, VIB, B-3000 Leuven, Belgium
[2]Vesalius Research Center, KU Leuven, B-3000 Leuven, Belgium

Antiangiogenic Therapy Elicits Malignant Progression of Tumors to Increased Local Invasion and Distant Metastasis

Marta Páez-Ribes,[1,4] Elizabeth Allen,[2,4] James Hudock,[3] Takaaki Takeda,[4] Hiroaki Okuyama,[4] Francesc Viñals,[1,5] Masahiro Inoue,[4] Gabriele Bergers,[3] Douglas Hanahan,[2,*] and Oriol Casanovas[1,*]
[1]Translational Research Laboratory, Catalan Institute of Oncology, IDIBELL, 08907 L'Hospitalet de Llobregat, Spain
[2]Department of Biochemistry & Biophysics, Diabetes Center, and Helen Diller Family Comprehensive Cancer Center
[3]Department of Neurosurgery and Helen Diller Family Comprehensive Cancer Center
University of California, San Francisco, San Francisco, CA 94143, USA
[4]Department of Biochemistry, Osaka Medical Center for Cancer and Cardiovascular Diseases, Osaka 537-8511, Japan
[5]Departament de Ciències Fisiològiques II, Universitat de Barcelona, IDIBELL, 08907 L'Hospitalet de Llobregat, Spain

Short Term Development Plan

- Initiation of Phase I clinical trial in advanced cancer patients in Q4 2010
- IND enabling studies ongoing with completion by Q2 2011
- IND filing to FDA by Q2/Q3 2011
- Initiate Phase II trial in selected cancer indication in 2012

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 10

Divestment of "CellGate" assets acquired in 2008

Epigenetics is currently a hot area for drug discovery with significant interest from the investment community. We have two programs that fit as a divestment package that should allow the company to extract value for shareholders without diverting away from core oncology assets.

- **Epigenetics Program** – 'Controlling expression of function of genes involved in cancer initiation and progression'
  - Preclinical development compounds
  - Extensive discovery platform
  - PG11144 lead LSD1 inhibitor compound
- **Anti-proliferation program** - 'Controlling cell growth through polyamines'
  - PG11047 in Phase 1 clinical studies
  - New IP surrounding the use of PG11047 with epigenetic modulators now available adding further value
- **Divestment plan**
  - US office closed in October 2010 resulting in substantial cost savings
  - Form "NewCo" under which equity or royalties and milestone payments are issued to various parties that are entitled to consideration pertaining to the development of the "CellGate assets"
  - Progen to retain significant interest
  - Plan to divest assets as investable package
  - Information memorandum being prepared and Newco agreements being finalised
  - Plan to hold discussions with interested parties in Q1 2011 with any transaction expected to take at least 6 months

www.progen-pharma.com

PROGEN PHARMACEUTICALS

Capital Structure and Financials As at 30 June 2010 Market Cap: AUD$9.9 million Cash: 30 June 2010 AUD$15.1 million Total Shares: 24,709,097 (~10% OTC PGLA; ~90% ASX PGL) Unlisted options on issue: 1,459,000 Net Tangible Assets per Share: 30 June 2010 AUD$0.61 Top 20 Shareholders: 55% of issued shares Substantial Shareholders: 22% of issued shares Medigen Biotechnology Corporation (8.46%) Su-Hua Chuang et al (8.59%) CCH Investments et al (5.03%) Experienced Board Mr Stuart James Non-Executive Chairman Dr Julie Cherrington Non-Executive Director Dr John Chiplin Non-Executive Director Mr Thomas Burt Non-Executive Director Mr Heng Tang Non-Executive Director Dr Paul Lin Non-Executive Director New Board New CEO 30 Apr Medigen deal announced 30 Jun Medigen deal final Investment forums US/AUS Cellgate divestment update PROGEN FPO PGL.AX Sue MacLeman suem@progen-pharma.com +61 437 211 200 12